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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                Amendment No. 5


                        SILVER KING COMMUNICATIONS, INC.
                        --------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                  827740-10-1
                                  -----------
                                 (CUSIP Number)


                           Thomas J. Egan, Jr., Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                          Washington, D.C.  20006-4078
                                 (202) 452-7000
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 14, 1996
                               -----------------
                         (Date of Event which Requires
                           Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





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CUSIP No. 827740101
--------------------------------------------------------------------------------
(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     RMS Limited
       Partnership               Crystal Diamond, Inc.             Roy M. Speer
     88-0224372                  88-0223159                        ###-##-####

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) [x]
     of a Group  (See Instructions)                         (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds
                                OO

--------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               [ ]
     is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     RMS Limited Partnership -- Nevada limited partnership
     Crystal Diamond, Inc. -- Nevada corporation
     Roy M. Speer -- individual citizen of the United States

--------------------------------------------------------------------------------
Number of Shares                           (7)  Sole Voting Power
Beneficially Owned                                 0 by Mr. Speer
by Each Reporting                          ----------------------------------
Person With                                (8)  Shared Voting Power
                                                763,059 by each person
                                           -----------------------------------
                                           (9)  Sole Dispositive Power
                                                   0 by Mr. Speer
                                           ----------------------------------
                                           (10) Shared Dispositive Power
                                                763,059 by each person
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     RMS Limited Partnership -- 763,059 shares
     Crystal Diamond, Inc. -- 763,059 shares
     Roy M. Speer -- 763,059 shares

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)              [ ]
     Excludes Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     RMS Limited Partnership -- 10.2%
     Crystal Diamond, Inc. -- 10.2%
     Roy M. Speer -- 10.2%

--------------------------------------------------------------------------------
(14) Type of Reporting Person

     RMS Limited Partnership -- PN
     Crystal Diamond, Inc. -- CO
     Roy M. Speer -- IN





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      RMS Limited Partnership, a Nevada limited partnership, Crystal Diamond,
Inc., a Nevada corporation, and Roy M. Speer hereby amend their Schedule 13D as originally filed on January 7, 1993 and as amended by Amendment No. 1 thereto filed February 19, 1993, Amendment No. 2 thereto filed September 27, 1994, Amendment No. 3 thereto filed December 1, 1994 and by Amendment No. 4 thereto filed August 19, 1996 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share ("Common Stock"), of Silver King Communications, Inc., a Delaware corporation. Each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Item 5(a) and (b) of the Schedule 13D are amended to read as follows:

      (a)        RMS is the beneficial owner of 347,114 shares of Common Stock.
Because each share of Class B Common Stock is convertible into one share of Common Stock, RMS also is deemed to be the beneficial owner of an additional 415,945 shares of Common Stock, representing the number of shares of Class B Common Stock owned by RMS. RMS thus is the beneficial owner of 763,059 shares of Common Stock. As a result of the relationships described in Item 2 above, Crystal Diamond and Mr. Speer may also be deemed for securities law purposes to beneficially own 763,059 shares of Common Stock each.

      As of November 13, 1996, the Company had issued and outstanding 7,083,132 shares of Common Stock and 2,415,945 shares of Class B Common Stock. RMS, Crystal Diamond and Mr. Speer are therefore deemed to own beneficially 10.2% of the outstanding Common Stock. Because each share of Class B Common Stock is generally entitled to 10 votes per share, whereas each share of Common Stock is entitled to one vote per share, RMS, Crystal Diamond and Mr. Speer may be deemed to own beneficially 14.4% of the voting power of the Company's outstanding capital stock.

      (b) RMS shares with Crystal Diamond and Mr. Speer the power to vote or direct the vote and the power to dispose or direct the disposition of the 347,114 shares of Common Stock and the 415,945 shares of Class B Common Stock owned by RMS.

      Item 5(c) of the Schedule 13D is amended by adding the following at the end thereof:

      On November 14, 15 and 18, 1996, Mr. Speer sold 107,732 shares in the aggregate of Common Stock at prices ranging from $25.00 to $23.125 per share in open market transactions.





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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 21, 1996


                                           /s/ Roy M. Speer
                                           --------------------------------
                                           Roy M. Speer


                                           RMS LIMITED PARTNERSHIP,
                                           a Nevada limited partnership


                                           /s/ C. Thomas Burton
                                           --------------------------------
                                           C. Thomas Burton
                                           President
                                           of Crystal Diamond , Inc.,
                                           the Managing General Partner of
                                           RMS Limited Partnership


                                           CRYSTAL DIAMOND, INC.,
                                           a Nevada corporation


                                           /s/ C. Thomas Burton
                                           --------------------------------
                                           C. Thomas Burton
                                           President





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